Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

August 28, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit
Mr. Donald Field
Ms. Aamira Chaudhry
Ms. Theresa Brillant

Re:	Twin Hospitality Group Inc.
Amendment No. 2 to Draft Registration Statement on Form 10-12B
CIK No. 0002011954

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Twin Hospitality Group Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the draft registration statement on Form 10-12B (the “Draft Registration Statement”), confidentially submitted by the Company to the Commission on July 8, 2024 (“Amendment No. 1”), as set forth in the Commission’s letter, dated July 30, 2024, addressed to Mr. Joseph Hummel, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments set forth in the Comment Letter, for confidential nonpublic review. In addition to addressing the Staff’s comments in the Comment Letter, the Company has updated the Draft Registration Statement to include the financial results and the unaudited condensed consolidated financial statements of the Twin Group as of June 30, 2024 and for the twenty-six weeks ended June 30, 2024 and June 25, 2023, and to update certain other disclosures therein.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein in italics and boldfaced print, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the pages of the Information Statement filed as Exhibit 99.1 to Amendment No. 1, and page references in the Company’s responses refer to the pages of the Information Statement filed as Exhibit 99.1 to Amendment No. 2 (the “Information Statement”).

The Company respectfully submits the following as its responses to the Comment Letter:

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

August 28, 2024

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Exhibit 99.1 Information Statement

Summary Historical and Pro Forma Condensed Combined Financial Information and Other Data, page 31

1.	We note your response to prior comment 7. By removing the non-cash portion of lease expenses in arriving at Adjusted EBITDA you are substituting an individually-tailored recognition and measurement method for GAAP as you are removing a portion of your GAAP rent expense. Accordingly, please revise to remove this adjustment. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (C&DI’s). Additionally, we note in your response that pre-opening expenses are normal, recurring, cash operating expenses necessary to operate your business. Please remove this adjustment as it is not consistent with the guidance in Question 100.01 of the C&DI’s.

The Company acknowledges the Staff’s comment, and in response thereto, the Company has removed the adjustments for the non-cash portion of lease expenses and pre-opening expenses from its calculation of Adjusted EBITDA, and has revised the disclosure that present Adjusted EBITDA in the Information Statement, including in “About this Information Statement—Presentation of Certain Key Performance Indicators and Non-GAAP Financial Metrics—Non-GAAP Financial Metrics—Adjusted EBITDA and Adjusted EBITDA Margin” (page iv), footnote (4) to the tables in “Summary Historical Consolidated and Pro Forma Condensed Combined Financial Information and Other Data” (pages 34 – 35), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Adjusted EBITDA and Adjusted EBITDA Margin” (page 104), and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics—Adjusted EBITDA and Adjusted EBITDA Margin” (pages 111 – 112).

Key Performance Indicators, page 105

2.	We note your response to prior comment 8; however, we are unable to locate the revised disclosure on page 105. We therefore reissue the comment. Please expand your disclosure regarding the limitations on the usefulness of the restaurant-level non-GAAP measure to emphasize that the excluded costs (i.e., general and administrative expenses and preopening expenses) are essential to support the operation and development of your restaurants.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has included the disclosure in (i) footnote (5) to the tables in “Summary Historical Consolidated and Pro Forma Condensed Combined Financial Information and Other Data” (pages 35 – 36), and (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics—Restaurant-Level Contribution and Restaurant-Level Contribution Margin” (page 113). Additionally, the Company has revised the disclosure in “About this Information Statement—Presentation of Certain Key Performance Indicators and Non-GAAP Financial Metrics—Non-GAAP Financial Metrics—Restaurant-Level Contribution and Restaurant-Level Contribution Margin” (page iv), and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Restaurant-Level Contribution and Restaurant-Level Contribution Margin” (page 105), to disclose that Restaurant-Level Contribution and Restaurant-Level Contribution Margin exclude general and administrative expenses, pre-opening expenses, and depreciation and amortization on restaurant property and equipment, which are essential to support the operations and development of the Company’s company-owned restaurants.

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

August 28, 2024

Non-GAAP Financial Metrics, page 111

3.	It appears that the measure Restaurant-level adjusted EBITDA represents operations only at a restaurant level. If true, please revise the name of the measure as references to EBITDA suggest a measure that relates to company-wide results. Refer to questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has changed the name of the referenced non-GAAP financial measure from “Restaurant-Level EBITDA” to “Restaurant-Level Contribution”, and has revised the disclosure throughout the Information Statement to reflect the updated name of this non-GAAP financial measure.

Twin Peaks’ Track Record of Robust Financial Performance and Growth, page 123

4.	Your revision in response to comment 14 does not address our comment, therefore, we reissue the comment. Your presentation of cash-on-cash returns for restaurants, calculated by dividing Restaurant-Level EBITDA by your initial investment after tenant allowances and sale leaseback proceeds, is a non-GAAP measure. Please provide the information required by Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that the Company does not have a comparable GAAP measure for “cash-on-cash return” on either a historical or forecast basis, and developing one solely for the purpose of reconciling such measure would pose undue burden on the Company’s financial reporting team. However, in response to the Staff’s comment and for the benefit of the Company’s investors, the Company has added additional disclosure, including the components of the calculation of cash-on-cash return, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics—Cash-on-Cash Return” (page 113).

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to call me at 415-655-1280 or email me at wongw@gtlaw.com.

Sincerely,

/s/ William Wong
William Wong, Esq.

cc:	Joseph Hummel, Chief Executive Officer, Twin Hospitality Group Inc.
Kenneth J. Kuick, Chief Financial Officer, Twin Hospitality Group Inc.
Clay Mingus, Chief Legal Officer and Secretary, Twin Hospitality Group Inc.
Mark Kelson, Esq., Greenberg Traurig, LLP